March 17, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: REDtone Asia, Inc. Comment Letter

To Whom It May Concern:

This letter is in response to your correspondence dated February 5, 2014, requesting certain revisions to the Form 10-K filed on September 13, 2013, and the Form 10-Q filed on January 15, 2014 for REDtone Asia, Inc. (the “Company”).  The Company is working to address your comments and to revise the filings and is working to obtain its accounting professional’s final approval on the responses. The Company respectfully requests an extension of three weeks to file a response letter and amended filings.

Please direct any further correspondence to this firm at fax number (801) 355-5005 and phone number (801) 303-5730.

Very truly yours,

Hui Nooi Ng
Chief Financial Officer
REDtone Asia, Inc.